SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF September 2012

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        *         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

Honda Motor Co., Ltd. has announced a summary of CEO Speech on September 21, 2012.

Exhibit 2:

On September 27, 2012, Honda Motor Co., Ltd. signed a joint venture agreement with Bangladesh Steel and Engineering Corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: October 10, 2012

Summary of CEO Speech on September 21, 2012

In 2010, I set Honda’s “Direction for the next 10 years” which is “to provide good products to our customers with speed, affordability and low CO2 emissions.” Since then, we have been devoting our full efforts in leveraging Honda’s unique technologies, ideas and ingenuity to create attractive products that please our customers who purchased such products. In addition, as a manufacturer of personal mobility products, we have been proactively executing various initiatives which contribute to a significant reduction of CO2 emissions.

In 2011, we were forced to deal with the unprecedented appreciation of the yen and the temporary suspension of production around the world and the shortage of electricity due to the impact of the Great East Japan Earthquake and the flooding in Thailand. However, thanks to the cooperation of our suppliers, business partners, and the efforts of Honda associates, we achieved a speedy recovery and as of today we are ready to make a counterattack.

Since its foundation, Honda has been delivering various products with a passion to use technology to make people’s lives more convenient and enjoyable. Our products have been pleasing customers all around the world by making their work easier, increasing their mobility and adding more fun and convenience to their lives. In the previous fiscal year (ended March 31, 2012), Honda shared the joys with more than 23.9 million customers around the world including: 15 million motorcycle customers, 5.8 million power products customers and 3.1 million automobile customers.

In FY2017 (fiscal year ending March 31, 2017) — the last fiscal year of our next 3-year mid-term plan we will strive to further expand the joys by meeting more than 39 million new customers around the world combining motorcycle, power products and automobile customers.

【Motorcycle business】

By leveraging the advantages of being the world’s top motorcycle manufacturer, Honda will provide joys, fun and convenience to more customers. In FY2017 (fiscal year ending March 31, 2017), Honda will strive to achieve worldwide motorcycle sales of more than 25 million units.

The motorcycle business is the origin of Honda, and its history tracks back to the production and sales of auxiliary bicycle engines when the main means of transportation in people’s daily lives was a bicycle. In 1949, Honda introduced its first mass-production motorcycle product, the Dream D-type. From there, Honda has been continuously introducing a number of useful products including the Super Cub Series, which became the global best seller. Meanwhile, Honda had a global viewpoint from a very early stage and took on challenges for technological innovations. Participation in the Isle of Man TT Race since 1959 was one such challenge. Honda has experienced various difficulties in the past including the Asian currency crisis, hyperinflation and the rise in manufacturers of counterfeit products. However, even in the midst of such difficult times, Honda sustained its business with tenacity taking necessary actions such as strengthening local operations and global sourcing. As a result, Honda grew to become a motorcycle brand loved by customers around the world, producing a wide range of products in 29 production plants in 21 countries around the world and delivering the joys to more than 15 million customers annually. The know-how and established brand name earned through the early globalization of motorcycle business are contributing largely to Honda’s global operations of power products and automobile businesses.

Using further growth in emerging markets, where continuous expansion is expected, as a driving force, Honda will continue to be proactive in evolving its motorcycle business. In India, Honda will strive to further grow its motorcycle business through introduction of highly-competitive models in the 100cc segment, which is the largest segment in the motorcycle market in India, and through the start of production at the third plant in India which is scheduled to be operational in the first half of 2013. In Indonesia and Vietnam, Honda will lead the market by offering an attractive product lineup including scooter models, which have been extremely popular in these markets. In China and Thailand, Honda will continue evolving strong business in each market, while continuing the growth of the operation as the base for the global supply of parts and finished motorcycle products for other regions. In Brazil, where Honda has been growing its business along with the growth of the marketplace since the start of production in 1976, Honda will strengthen sales of medium and large-sized motorcycle models in addition to maintaining strong sales of key products such as the CG125 and CG150. Honda will continue leveraging its global production and sourcing capabilities, further advance its brand and technological strengths and create more joys by offering a broader product lineup to our customers.

Honda will begin entering into new growth markets in Africa and South America. Further advancing Honda’s approach to local production “start small, grow big” — Honda will put down its roots in small markets in an early stage of their growth and provide local customers with strategic models which take advantage of Honda’s global resources.

In the area of large-sized motorcycles, following the New Mid Series, Honda will introduce a series of large-sized models with a new concept, which enable customers to more easily enjoy daily commuting and weekend touring. This stylish new series will be equipped with a “torqueful” engine, low seat height which increases the ease of handling, and a comfortable ride with high stability in maneuvering. The production of the first model in this new series will begin in February 2013 at Kumamoto Factory, Honda’s global motorcycle production operation, and sales will begin from North America.

With the best and brightest gathered from Europe, South America, the U.S. and Japan, together as one “works” team, Honda is getting ready for participation in the Dakar Rally in January 2013, for the first time in 24 years. The prototype machine, which is being developed based on the CRF450X, has been demonstrating high fighting performance on rough road surfaces such as the desert and rocky hills in various tests on engine performance, endurance and long-distance riding. In October 2012, this machine will be put in actual racing in the Morocco Rally to further refine its fighting capability. Honda will strive to win in the Dakar Rally from the first year of returning to the Rally.

Since its market introduction in 1987, the RC30(VFR750R) super sports bike has been loved by a large number of fans. With a goal to create a new history, passionate Honda engineers have gotten together and have begun development of a new super sports bike to which new technologies from MotoGP machines will be applied.

【Power Products business】

Honda power products business began in 1953 with the introduction of an engine for agricultural equipment, which embodied Honda’s passion to make working people happy through its technologies. Since then, Honda has doggedly pursued human-friendly and environmentally-responsible technologies and the delivery of useful “power” for every situation of people’s life stages including generators, tillers, lawn mowers, snow throwers and outboard engines. Additionally, Honda will evolve a new product development approach which involves electromotive and intelligence technologies. At the same time, Honda will put more focus on a cogeneration unit, which Honda positions as the core of energy creation technologies of the future. In FY2017 (fiscal year ending March 31, 2017), Honda will strive to achieve worldwide power products sales of more than 8 million units and bring smiles to the faces of more customers.

In order to fulfill customer needs, which increased especially after the Great East Japan Earthquake, Honda developed a new household gas engine cogeneration unit which operates autonomously even during a power outage. Combined with a hot water supply and heating unit, this new cogeneration unit is scheduled to go on sale this fall through gas companies as a new lineup of the ECOWILL brand.

Moreover, Honda began development of a household SOFC (Solid Oxide Fuel Cell) cogeneration unit in collaboration with NGK SPARK PLUG CO., LTD. Striving to achieve the world’s top-level power generation efficiency for a SOFC-powered cogeneration unit, Honda will begin verification of the system using a demonstration test house featuring the Honda Smart Home System (HSHS).

As a part of its effort to further reduce CO2 emissions in people’s everyday lives including mobility, Honda has been participating in the E-KIZUNA Project run by the city of Saitama. Honda is currently conducting demonstration testing of HSHS using two HSHS-equipped houses. The construction of a third HSHS-equipped house is scheduled to be completed before the end of FY 2014 (fiscal year ending March 31, 2014). When the third house becomes operational, Honda will work together with Toshiba Corporation to link all three houses and conduct demonstration testing of energy management within the community, contributing also to the city of Saitama’s plans to become an environmentally-responsible futuristic city. Honda will continue making progress toward the market introduction in 2015 of the Honda Smart Home System, which proposes the optimal energy management for individual households.

In addition to continuing to provide engine-equipped products, Honda will take on new challenges to expand and increase the level of other new offerings that only Honda can realize or where Honda technologies can be useful to people.

【Automobile business】

In the area of automobile business, in order for Honda to quickly address the needs of customers around the world, Honda will implement global operation reform, which will enable Honda to realize the best vehicle specifications with competitive costs. Three key initiatives which will be taken as a part of this global operation reform are: 1) concurrent development by all six regions, 2) adoption of locally optimized design drawings and 3) improvement of production efficiency.

This global operation reform has been implemented for the development of the all-new Fit (Jazz) series which will be introduced starting in 2013. Within two years after the initial market introduction of the all-new Fit in 2013, Honda will globally roll-out Fit (Jazz), City and a new small SUV model, each with different individual characteristics.

As in the case of advanced nations, Honda will respond quickly to various market needs in rapidly-growing emerging markets while adapting each model to the industrial infrastructures of each country and region. Toward this end, Honda will pursue “concurrent development by all six regions”, where each region participates in product development concurrently and at the same level from the early stage of the development. Introducing the same model in all regions within a short period of time enables Honda to secure a certain level of production volume on a global basis from an early stage of the product introduction, and the cost of parts sourcing can be significantly reduced by producing a large volume of parts all at once in the most competitive region.

Meanwhile, in order to create products that directly respond to the voice of local customers while utilizing the local sourcing and production infrastructure to the maximum extent, Honda will adopt locally optimized design drawings. Honda is fully committed to maximize the joy of customers in each region.

Honda will further improve production efficiency by dedicating new plants to the production of small-sized vehicles, such as Yorii Plant (SAITAMA prefecture), which will become operational in July 2013, and a new plant in Mexico, which will become operational in spring 2014.

Honda will fulfill the unique customer needs of each region while expanding economies of scale in global sourcing and production.

In Japan, Honda will strive to sustain its growth through advancement of the production system and capability and also through enhancement of the small vehicle lineup including mini-vehicles.

In the area of production, starting in April of this year, development, procurement and quality control teams came together at Suzuka Factory to establish a speedy and highly efficient development and production system. While producing mostly mini-vehicles, Suzuka Factory is making progress in establishing a self-sufficient production system.

The Yorii and Sayama Plants of Saitama Factory, will each have unique features and strengthen their own area of specialty.

Yorii Plant, which will lead the global production operations of Honda, will be the world’s top-class energy-saving factory which employs a number of innovative technologies. Through the introduction of new production technologies, Yorii Plant will establish a highly-efficient production structure, which will be dedicated to the centralized production of small-sized vehicles such as the all-new Fit Series.

At Sayama Plant, a portion of two existing production lines will be consolidated to further advance the plant’s multi-model production capability, so that the plant will establish a highly-efficient production system which is capable of producing more than 10 different models on the same line.

In the area of sales, the N BOX, whose overwhelmingly smart packaging has been well received by customers, achieved the remarkable accomplishment of being the industry’s top-selling car in the mini-vehicle category for five consecutive months in Japan.

Honda will further strengthen the product lineup through the introduction of six new mini-vehicle models in Japan by the end of 2015, starting with the “N-ONE” model in November 2012, the third model in the N series. In the small car category, the all-new Fit Series, which was mentioned earlier, will be introduced to the market. With overwhelming product strength, Honda will dramatically increase its presence in mature markets.

In North America, in addition to the already popular Civic, CR-V and Odyssey, all-new Accord went on sale this month. Honda believes that the all-new Accord with a completely new engine and transmission which dramatically improved driving performance, occupant comfort and quality feeling will be well accepted by a broad range of customers. In addition to strengthening sales of these core models, Honda will begin producing an all-new Fit and a derivative model at the new plant in Mexico that will become operational in spring 2014. Honda will further solidify its North American business through enhancement of the product lineup and competiveness.

In China, while strengthening local development capability, Honda will introduce products that put more focus on Chinese customers. For the Honda brand, the introduction of more than 10 new and full-model-change models is scheduled during the 3-year period from 2013 to 2015. In addition, Honda will continue introducing locally-developed original models to strengthen the product lineup in China. Moreover, amid introduction of the strictest fuel economy regulations in the world, Honda will further strengthen its competitiveness by proactively introducing environmental technologies such as hybrid technologies, where Honda has a competitive-edge.

In Asia, in order to compete in and win in highly-competitive low-price markets and fulfill the diverse needs of customers, in addition to the all-new Fit Series, Honda will add sedan-type and utility-type models utilizing the platform of the BRIO, Honda’s strategic model for Asia. Honda will strive to increase the sales and further growth in Asia by strengthening its mutually complementary structure in the region especially among Thailand, Indonesia, India and Malaysia.

In India, an all-new diesel engine will be adopted sequentially to new models starting in FY2014 (fiscal year ending March 31, 2014). In addition to the high fuel efficiency, the cost competitiveness of the all-new diesel engine will be enhanced through local sourcing and local production to make new diesel models more affordable for customers.

With these initiatives, Honda will increase its automobile sales in mature markets namely Japan, the U.S. and Europe from approximately 2.06 million units in FY2012 (fiscal year ended March 31, 2012) to more than 3 million units in FY2017 (fiscal year ending March 31, 2017). With proactive business expansion in emerging markets, in FY2017 (fiscal year ending March 31, 2017), Honda will strive to achieve automobile sales of more than 3 million units in emerging markets, doubling the sales of FY2012 (fiscal year ended March 31, 2012). By solidifying sales in advanced counties and growing dramatically in emerging nations, Honda will strive to achieve worldwide automobile sale of more than 6 million units in FY2017(fiscal year ending March 31, 2017).

Honda will further advance its “Earth Dreams Technology,” a next generation series of powertrain technologies which greatly enhance both driving performance and fuel efficiency at a high level through the improvement of internal combustion components including the engine, along with the transmission, and also through advancement of electromotive technologies applied to motors and other components.

For gasoline-powered vehicles, which remain the most widely used in the world, Honda will continue developing internal combustion engines which will increase fuel economy to the ultimate level. Honda will adopt the newly-developed engine series first to the all-new 2013 Accord, and will continue to adopt it sequentially to other models.

As for hybrid vehicles, Honda will adopt three different systems with unique individual characteristics depending on the model in order to fulfill the needs of more customers.

As for the lightweight and compact one-motor hybrid system, EV driving range will be expanded through the improvement of motor output and battery performance as well as the combination with a newly-developed transmission. Moreover, Honda will strive to achieve No. 1 fuel economy among all hybrid vehicles by improving the efficiency of regenerative energy recovery.

In the area of mid-size vehicles, following the market introduction of the all-new Accord-based plug-in hybrid model in the U.S. in early 2013, a hybrid model equipped with a two-motor hybrid system will be added to the lineup. After the U.S. introduction, these models will be introduced in Japan and other regions. The plug-in hybrid model which will go on sale in Japan will be equipped with a compact inverter capable of external power supply, which was developed by applying Honda’s generator technologies.

Concerning the pursuit of driving performance, a highly-efficient and high-output three-motor hybrid system, the Sport Hybrid SH-AWD® (Super Handling All Wheel Drive), which realizes both a high level of sporty handling and fuel economy, will be applied to the NSX, Acura RLX Sport Hybrid model and the successor model of Legend which will be introduced in Japan in 2014. Honda will measure up to the expectations of customers eagerly waiting these models by highlighting the presence of these hybrid vehicles with unrivaled driving performance and fuel economy.

As for battery EVs, this summer in Japan and the U.S., Honda began lease sales of Fit EV, which realizes the world’s best electric energy consumption performance. In line with changes in the energy situation, Honda will continue its efforts to develop EV models with which Honda will strive to realize further market penetration of EVs.

As for micromini-vehicles, which Honda considers to be one of the directions battery EVs can take, Honda will further advance the concept of a “micro commuter,” which was introduced at the Tokyo Motor Show last year. While incorporating ideas and technologies unique to Honda, the only automaker which has both motorcycle and automobile technologies, Honda is making progress in the development of new personal mobility products. Honda is planning to begin demonstration testing of such products in Japan in 2013.

As for fuel cell electric vehicles, which Honda considers to be the ultimate environmentally-responsible vehicle, and therefore has been leading the industry in R&D and sales, Honda will launch an all-new fuel cell electric model sequentially in Japan, the U.S. and Europe starting in 2015. This new fuel cell vehicle will showcase further technological advancement and significant cost reduction that Honda has accomplished.

Honda will proactively introduce dream-inspiring and edgy products as well as exciting and fun products.

In addition to the NSX, the next-generation super sports model, Honda will launch a new open-top sports car with strong vehicles dynamics which will go on sale in Japan 2014, as one of the six new mini-vehicle models.

In Europe, in addition to the introduction of the NSX, Honda will develop an all-new Civic Type-R to fulfill customer expectations. With the application of technologies which will be cultivated through participation in WTCC (FIA World Touring Car Championship) starting this year, the all-new Civic Type-R is being developed with the goal of becoming the fastest front-wheel-drive vehicle on the Nurburgring race course. Honda aims to introduce this model to the market in 2015.

In addition to a sports hybrid type of Acura’s luxury flagship sedan, the all-new Acura RLX lineup will include a model equipped with Precision All Wheel Steer, the world’s first technology which realizes excellent handling performance. The world premiere of the all-new RLX, which features uniquely Acura exterior and interior designs as well as the most advanced safety and environmental technologies, will be exhibited at the Los Angeles Auto Show in November of this year. All Acura models are scheduled to be renewed within the next three years. Acura will continue to strengthen its brand in North America and China, and expand into other areas of the world.

【Closing】

Honda’s telematics service, HondaLink, is designed to connect vehicles, people and society to realize a safe and enjoyable mobility society with low CO2 emissions. Honda will evolve HondaLink to more than 60 countries around the world before the end of FY2014 (fiscal year ending March 31, 2014). Moreover, Honda will continue its proactive commitment in various areas such as the expansion of robotics technologies including ASIMO technologies, contributing to child development and promoting traffic safety. Honda would like to continue growing while highlighting what makes Honda unique in order to further expand the joys for our customers and society.

Honda Signs Joint Venture Agreement to Establish Motorcycle Subsidiary in Bangladesh

On September 27, 2012, Honda Motor Co., Ltd. signed a joint venture agreement with Bangladesh Steel and Engineering Corporation to establish a motorcycle production and sales joint venture company before the end of 2012, to deliver Honda products with speed, affordability and low CO2 emissions and enhance customer satisfaction and efficiency in Bangladesh where further market expansion is expected.

For details, please refer to the website of Honda Motor Co., Ltd.

http://world.honda.com/news/2012/c120927Motorcycle-Subsidiary-Bangladesh/index.html